

蔡慶祥Fred Tsai · 3rd

Principal at WI Harper Group

Taipei City, Taipei City, Taiwan · Contact info

376 connections

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WI Harper Group

National Taiwan University

Experience

Principal
WI Harper Group
Jun 2018 – Present · 3 yrs 1 mo
Taipei

Senior Associate
The CID Group
Jan 2013 – Jun 2018 · 5 yrs 6 mos
Taipei City, Taiwan

1. Find and identify investment opportunities in semiconductor, IT, green-tech, and technology driven industry
- 250+ deals sourced in Taiwan, China, and US.
- Investment targets: Startups in Series A & Series B rounds and PE investment ...see more

Board Of Directors
Advance Power Electrnoics Corporation
Apr 2016 – May 2018 · 2 yrs 2 mos
Hsinchu County/City, Taiwan

Vice President
Noveltek semiconductor
Jun 2014 – Jun 2015 · 1 yr 1 mo
Hsinchu County/City, Taiwan

Analyst
Hoss Venture
Aug 2011 – Dec 2012 · 1 yr 5 mos

- Perform market research and due diligence on investment opportunities of semiconductor, IT, internet, green-tech industry in Taiwan

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Education

National Taiwan University
Master of Science (MS), Electrical and Electronics Engineering

2004 – 2006

National Taiwan University
Bachelor of Science (BS), Physics
2000 – 2004

Volunteer experience

Co-PL
startup leadership program Taiwan
Jun 2012 – Jul 2014 • 2 yrs 2 mos
Science and Technology

https://slptaipei.org

Skills & endorsements

Product Development · 13

Endorsed by **Mike Lee, who is highly skilled at this**

Research · 11

Vince Liu and 10 connections have given endorsements for this skill

Strategic Planning · 10

Vince Liu and 9 connections have given endorsements for this skill

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Accomplishments

8 **Patents**
堆疊式磁性移位暫存記憶體 • 磁性移位暫存記憶體與讀取方法 • Reader for magnetic shift register • 磁性記憶體及其驅動方法與製造方法 • Magnetic shift register and reading method • 磁性記憶體結構及操作方法 • 磁性移位暫存記憶體 • Magnetic shift register memory in stack structure

2 **Languages**
Chinese • English

Interests

National Taiwan University
107,708 followers

The CID Group
498 followers

SINTEZ Venture Capital
30,925 members

Anchor Taiwan
3,249 followers

WI Harper Group
2,021 followers

TED Conferences
20,750,561 followers

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